

Tinnetta Church
Compliance Specialist

Wells Fargo Securities, LLC
MAC D1050-064
401 S Tryon St.
6th Floor
Charlotte, NC 28202

Cell: 980-215-4622

April 26, 2022

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Wells Fargo Bank, N.A.
SBSE-A/A Summary of Changes

1. Added Charles Dietz, William Kearns, and James Marriott as a Principal to Schedule A.
2. Deleted Eamon McCooey and Patrick Travers as Principal on Schedule A.
3. Current WFBNA 7-R uploaded.
4. Schedule B, item 13B uploaded
5. Schedule B, item 14 uploaded with a brief description.
6. Schedule B, item 15 uploaded with a brief description.
7. Schedule F, item 17 Section II uploaded.

If any additional information is needed, please feel free to contact me.

Sincerely,

Wells Fargo Bank, NA